Exhibit 99.1

Ballard and Vertiv announce strategic technology partnership to support alternative energy usage for data centers

VANCOUVER, BC and WESTERVILLE, Ohio, June 18, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) and Vertiv (NYSE: VRT), a global provider of critical digital infrastructure and continuity solutions, have entered into a strategic technology partnership with a focus on backup power applications for data centres and critical infrastructures, scalable from 200kW to multiple MWs.

Collaborating to demonstrate the technical feasibility and customer benefits of hydrogen-powered fuel cell solutions, Vertiv has integrated Ballard fuel cell power modules with Vertiv™ Liebert® EXL S1 uninterruptible power system (UPS) within a successfully demonstrated proof of concept (POC) at Vertiv's facility in Ohio.

"As the soaring increase in data usage is driving up power demand and expansion of data centre capacity globally, the need to effectively manage electricity consumption and the carbon footprint of this energy-intensive sector is critical to achieve net-zero targets," said Nicolas Pocard, Vice President Marketing and Strategic Partnerships, Ballard. "Ballard and Vertiv's strategic partnership enables both parties to leverage our respective strengths to offer cost-effective, zero greenhouse gas (GHG) emission fuel cell back-up power solutions that are scalable to meet data centres growing power demands."

Based on industry-ready components, Vertiv's demonstrated Power Module H2 solution at their Delaware, Ohio facility integrates two Ballard PowerGen 200kW fuel cell cabinets, which power the fully functional decarbonized backup system. The solution encompasses a complete cooling sub-system, power conditioning equipment and hydrogen storage infrastructure integrated with Vertiv™ HPL Lithium-Ion batteries, Liebert® EXL S1 UPS system and the Vertiv™ DynaFlex Energy Management Controller. The Power Module H2 solution is part of the 1 MW Vertiv Customer Experience Center microgrid solution including a 1MW AC Solar PV array and Vertiv™ DynaFlex Battery Energy Storage System (BESS).

Initial validations and tests have demonstrated successful operation of zero GHG emission backup power integrated into an uninterruptible power architecture.

"The unprecedented adoption of artificial intelligence (AI) and high-performance computing (HPC) are driving a need for eco-friendly power solutions for our customers, with a focus on zero-carbon and low-carbon energy alternatives," said Viktor Petik, Vice President of Vertiv Infrastructure Solutions. "The successful fuel cell proof-of-concept with Ballard provides a viable option for customers strengthening their data center sustainability strategy, and those moving to a future-ready Bring Your Own Power (BYOP) model."

Vertiv's Power Module H2 is an alternative for meeting escalating energy demands of future data centres and zero GHG emission backup power generation. The prefabricated and factory tested system, provides a rapidly deployable and scalable power infrastructure for new data centres as well as the capability of retrofitting existing sites without redesign of the electrical infrastructure.

With a geographic focus on North America, Europe and selected opportunities in other geographies, the Vertiv Power Module H2 solution offers several advantages for critical infrastructure applications:

  Single-supplied complex power infrastructure
  Zero GHG emission and low noise backup power generation
  Rapid Dynamic power response
  Low maintenance compared to diesel generator backup solutions
  Extended backup (days) – limited only by fuel storage capacity
  Optimized footprint for MW scale applications
  Scalable in multi-MW UPS and Fuel Cell applications

The Vertiv Power Module H2 solution broadens the Vertiv power portfolio and is an innovative contribution to the recently revealed the "One Vertiv, One World" plan, part of Vertiv's responsible business strategy to enable a more sustainable future.

Vertiv and Ballard's teams will demonstrate and discuss fuel cell powered standby power applications for data centers and critical infrastructures at Smarter E Europe 2024, Europe's largest alliance of exhibitions for the energy industry, including Intersolar Europe, ees Europe, Power2Drive Europe, and EM-Power Europe. The companies will be at exhibition area B2, Booth B2 436, from 19-21 June.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning the performance of the Power Module H2 solution, its uses, and customer benefits. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About Vertiv

Vertiv (NYSE: VRT) brings together hardware, software, analytics and ongoing services to enable its customers' vital applications to run continuously, perform optimally and grow with their business needs. Vertiv solves the most important challenges facing today's data centers, communication networks and commercial and industrial facilities with a portfolio of power, cooling and IT infrastructure solutions and services that extends from the cloud to the edge of the network. Headquartered in Westerville, Ohio, USA, Vertiv does business in more than 130 countries. For more information, and for the latest news and content from Vertiv, visit Vertiv.com.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Further Information: Kate Igbalode, +1.604.453.3939, investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 18-JUN-24